EXHIBIT 99.1

Summons to written resolution – Proposed amendment to the unsecured bonds, supported by the majority of bonds outstanding

Golar LNG Limited (“Golar” or the “Company”) has today instructed Nordic Trustee AS to summon a written resolution for the Company's senior unsecured bonds maturing 20 October 2025 (ISIN NO 0011123432). The purpose of the written resolution is to consider a proposal for certain amendments to the bond terms (the “Proposal”).

The background for the proposal is the significant strengthening of the Company’s financial position since the issuance of the unsecured bonds. The Company is therefore seeking to make certain amendments to the definition of Permitted Distribution, to increase the Company’s flexibility for potential future shareholder returns in return for a one-off financial compensation to the bondholders and implementation of an incurrence test.

The summons for a written resolution including details on the Amendment Proposal is attached to this press release. The Voting Period shall expire on 25 May 2023 at the latest, at which point the final outcome of the Proposal will be decided and made public.

About Golar

Golar LNG is one of the world's most innovative and experienced independent owners and operators of marine LNG infrastructure. The company developed the world's first Floating LNG liquefaction terminal (FLNG) and Floating Storage and Regasification Unit (FSRU) projects based on the conversion of existing LNG carriers. Front End Engineering and Design (FEED) studies have also been completed for a larger newbuild FLNG solution.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

May 9, 2023

Enquiries:

Golar Management Limited: + 44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  Summons (https://ml-eu.globenewswire.com/Resource/Download/975b2479-91cb-4b04-9e50-3f9ca6296594)